FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Reports Third Quarter 2003 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    March 12, 2003                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Reports Third Quarter 2003 Financial Results

Vancouver, CANADA, March 12, 2003 - Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), a developer of anti-infective drugs, today reported financial results for the third quarter ended January 31, 2003 and provided an update on Company activities:

Financial Results

Total revenues for the third quarter ended January 31, 2003 ("Q3/03") were $2.9 million as compared to $0.5 million for the same period in 2002 ("Q3/02"); and for the nine months ended January 31, 2003 ("YTD Fiscal 2003") were $7.6 million as compared to $1.8 million for the same period in 2002 ("YTD Fiscal 2002"). Total operating expenses for Q3/03 were $6.9 million as compared to $5.4 million for Q3/02; and for YTD Fiscal 2003 were $15.5 million as compared to $15.8 million for YTD Fiscal 2002.

Loss for Q3/03 was $4.0 million ($0.09 per common share) compared with a loss of $4.9 million ($0.13 per common share) for Q3/02.  The quarterly loss is in line with our expectation of $3.8 million per quarter (once the MBI 594AN Phase IIb trial commenced). The loss for YTD Fiscal 2003 is $7.9 million ($0.20 per common share) compared with $14.0 million ($0.37 per common share) for YTD Fiscal 2002.

The significant decrease in loss for YTD Fiscal 2003 is principally attributable to the $6.8 million in revenues recorded pursuant to the MBI 226 collaboration and licensing agreement signed in the first quarter with Fujisawa Healthcare, Inc.

Cash, cash equivalents and short-term investments were $30.3 million at the end of the quarter. The cash position was augmented by the $5.5 million equity financing completed in Q3/03. The net working capital at January 31, 2003 was $29.1 million.

Later-Stage Development Programs

MBI 226: Enrollment in the Phase III trial for the prevention of Central Venous Catheter-related bloodstream infections was completed during the quarter with 1406 patients enrolled. Results of the Phase III study are expected during the third quarter of calendar 2003.

MBI 594AN: Enrollment in the Phase IIb acne clinical trial was initiated during the quarter. This study includes a planned enrollment of approximately 240 patients in 9 U.S. centers, and is randomized for patients to receive either a 2.5% MBI 594AN solution, a 1.25% MBI 594AN solution, or the vehicle (placebo) alone, for 12 weeks. Results from this study are expected during the fourth quarter of calendar 2003.

Hepatitis C Virus (HCV) Replication Assay: Subsequent to the end of the quarter, work on the HCV assay technology was initiated by two external parties. If the initial evaluation of the assay is positive, validation is planned to be completed prior to the end of calendar 2003.  If validated, non-exclusive out-licensing could begin in 2004.

Early-Stage Development Programs

During the quarter a review of programs acquired during fiscal 2003 was completed:

Lipopeptide (anti-bacterial): Lead candidate identification continues. Formal non-clinical studies are expected to be initiated in the first half 2004.

Nucleic Acid Mimics (anti-viral): Lead identification was begun on the Hepatitis B Virus (HBV) and Hepatitis C Virus (HCV) technologies.

MBI 1121 (anti-viral):  Activities for the MBI 1121 Human Papillomavirus (HPV) program over the next 6 to 9 months will be focused on addressing specific manufacturing, formulation, and market considerations prior to further clinical and/or non-clinical development.

Polyene (anti-fungal): A plan is being developed to seek out-licensing opportunities for this technology.

Selected Financial Highlights

BALANCE SHEETS
Unaudited - In Thousands of Canadian dollars	January 31, 2003	April 30, 2002
Assets
Cash and cash equivalents	$ 7,085	$ 4,607
Short-term investments	23,172	35,281
Other current assets	3,934	592
Total current assets	$34,191	$40,480
Capital assets	1,361	1,556
Intangible assets	3,605	720
Total assets	$39,157	$42,756

Liabilities & Shareholders' Equity
Accounts payable and accrued liabilities	$4,627	$7,507
Deferred revenue	448	-
Total current liabilities	$ 5,075	$ 7,507

Deferred revenue, non-current portion	819	-

Shareholders' equity	33,263	35,249
Total liabilities and shareholders' equity	$39,157	$42,756

STATEMENTS OF LOSS AND DEFICIT Unaudited - In Thousands Canadian dollars (except per share amounts)	Three months ended January 31		Nine months ended January 31
	2003	2002	2003	2002

Revenue
Licensing	$ 115	$ -	$ 257	$ -
Research and development collaboration	2,612	-	6,532	-
Interest	207	495	805	$ 1,758
	$ 2,934	$ 495	$ 7,594	$ 1,758

Expenses
Research and development	5,520	4,357	11,702	12,523
General and corporate	1,186	829	3,279	2,746
Amortization	200	176	557	506
Write-down of intangible assets	-	-	-	40
	$ 6,906	$ 5,362	$ 15,538	$ 15,815

Loss for the period	$ (3,972)	$ (4,867)	$(7,944)	$ (14,057)

Deficit, beginning of period	(65,192)	(50,499)	(61,220)	(41,309)
Deficit, end of period	$(69,164)	$(55,366)	$(69,164)	$(55,366)

Basic and diluted loss per common share	$(0.09)	$(0.13)	$(0.20)	$(0.37)

Weighted avg. common shares outstanding (000's)	43,569	38,287	40,064	38,254

STATEMENTS OF CASH FLOWS Unaudited - In Thousands of Canadian dollars

Loss for the period	$ (3,972)	$ (4,867)	$(7,944)	$ (14,057)
Loss not affecting cash:
Amortization	200	176	557	506
Stock-based compensation	4	-	23	-
(Gain) loss on disposal/write-down of assets	(1)	-	(7)	87
Changes in non-cash working capital items relating to operating activities	645	1,154	(4,833)	2,203
Cash flows used in operating activities	$ (3,124)	$ (3,537)	$(12,204)	$ (11,261)

Cash flows provided by financing activities	5,495	-	4,919	30

Funds from short-term investments	2,557	4,945	11,896	3,966
Purchases of capital assets	(48)	(61)	(181)	(302)
Intangible asset expenditures	(178)	(126)	(1,965)	(250)
Proceeds on disposal of capital assets	-	-	13	-
Cash flows provided by investing activities	$ 2,331	$ 4,758	$9,763	$3,414

Increase (decrease) in cash & cash equivalents	$ 4,702	$ 1,221	$ 2,478	$ (7,817)
Cash & cash equivalents, beginning of period	2,383	915	4,607	9,953
Cash & cash equivalents, end of period	$ 7,085	$ 2,136	$ 7,085	$ 2,136

Licensing and collaboration revenues were approximately $2.7 million for Q3/03 ($nil for Q3/02) and are $6.8 million for YTD Fiscal 2003 ($nil for YTD Fiscal 2002).  These revenues were recorded pursuant to the agreement with Fujisawa for the development of MBI 226 in the prevention of central venous catheter-related bloodstream infections.  Included in YTD Fiscal 2003 licensing and collaboration revenues is $0.3 million of a $1.5 million non-refundable upfront license fee received in July 2002 which is being amortized into income over a period of approximately three and one-half years. Interest income for YTD Fiscal 2003 has declined as a result of lower average cash balances available for investment and also declining interest rates.

Research and development expenses increased to $5.5 million in Q3/03 compared to $4.4 million in Q3/02 and decreased to $11.7 million for YTD Fiscal 2003 ($12.5 million for YTD Fiscal 2002).  The decrease for YTD Fiscal 2003 is principally due to lower  development costs associated with the MBI 226 program (Phase III clinical trial and manufacturing) which were partially offset by increased personnel costs (including augmentation of senior leadership team in research, technology and product development) and the MBI 594AN program (including initiation of Phase IIb clinical trial).  General and corporate expenses increased to $1.2 million in Q3/03 compared to $0.8 million in Q3/02 and are $3.3 million for YTD Fiscal 2003 ($2.7 million for YTD Fiscal 2002).  The increase is principally due to increased personnel costs including augmentation of the senior management team.

The $9.6 million decrease in cash, cash equivalents and short-term investments since April 30, 2002 consists primarily of the $7.9 million net loss for YTD Fiscal 2003, $2.1 million in asset acquisitions (cash component), $2.9 million decrease in accounts payable and accrued liabilities, $3.4 million increase in amounts receivable (pertains principally to MBI 226 research and development collaboration revenues which are billed quarterly in arrears), and $0.6 million paid on redemption of 400,000 Series A preferred shares, less $5.5 million in proceeds from equity financing completed in Q3/03 and $1.3 million of deferred revenue related to the upfront MBI 226 license fee.

There are currently 47,372,159 common shares (April 30, 2002: 39,474,059) and 6,850,000 convertible redeemable preferred shares (April 30, 2002: nil) issued and outstanding. The preferred shares were issued as part of the acquisition of two preclinical programs (lipopeptide and polyene) in May 2002 and the MBI 1121 HPV drug candidate in September 2002.  The preferred shares are, at the Company's option, either redeemable for cash or convertible into common shares at US$1 per share.  Of the 6,850,000 preferred shares outstanding at January 31, 2003, 250,000 are redeemable/convertible on April 17, 2003 with the remaining 6,600,000 being redeemable/convertible following the achievement of specific development milestones in the lipopeptide, polyene and MBI 1121 HPV programs.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to results of the Phase III trial of MBI 226 in Q3 2003; results of the Phase IIb trial of MBI 594AN in Q4 2003, validation and out-licensing the HCV Replication Assay, initiation of non-clinical studies in the lipopeptide program in H1 2004, activities over the next 6 to 9 months in the MBI 1121program prior to further clinical and/or non-clinical development and out-licensing the Polyene program. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.